CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Current Report of Tagalder (2000) Inc. (the "Company") on Form 6-K as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter Ka Tsun Chun, Chief Executive Officer of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



/s/ Peter Ka Tsun Chun
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Peter Ka Tsun Chun
Chief Executive Officer
August 28, 2002